PROSPECTUS	Filed Pursuant to Rule 424(b)(3) Registration File No. 333-138822
Common Stock 3,390,000 Shares

This prospectus relates to the offer and sale from time to time of up to 3,390,000 shares of the common stock of Lumera Corporation by the selling stockholders of the Company named herein. All of the shares covered by this prospectus were issued by the Company either in a private placement to the selling stockholders, or to the placement agent in connection with such private placement. The shares covered by this prospectus include shares underlying warrants issued to the selling stockholders in connection with the aforementioned transactions.

This prospectus will be used by the selling stockholders listed on page 17 to resell, from time to time, their common stock and/or the common stock issuable upon exercise of their warrants. We will not receive any of the proceeds from the sale of the common stock offered pursuant to this prospectus.

Investing in our common stock involves a high degree of risk.
See “Risk factors” beginning on page 5

Our common stock is listed on The Nasdaq Global Market under the ticker symbol “LMRA.” On December 8, 2006, the closing price for one share of our common stock on The Nasdaq Global Market was $7.23.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 11, 2006

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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SUMMARY

This summary highlights information about Lumera. Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus and the documents incorporated herein by reference carefully, especially “Risk Factors” beginning on page 5 and our financial statements and related notes incorporated into this prospectus, before deciding to invest in our common stock.

Overview

We develop proprietary polymer materials and are developing products based on these materials for a broad range of applications. We design and synthesize polymer materials at the molecular level, using our expertise in nanotechnology - which is the development of products and production processes at a scale smaller than 100 nanometers (a nanometer is one-billionth of a meter)—to optimize their electrical, optical and surface properties. We use these materials to improve the design, performance and functionality of products for use in biochemical analysis and wireless and optical communications networks. We believe we have developed a proprietary intellectual property position based on a combination of patents, licenses and trade secrets relating to the design and characterization of polymer materials, methods of polymer synthesis and production of polymers in commercial quantities, as well as device design, characterization, fabrication, testing and packaging technology. To date, substantially all of our revenue has been derived from a limited number of development contracts with the U.S. Department of Defense and government subcontractors.

Our core competency is the application of our expertise in nanotechnology to modify the behavior of certain polymers. The resultant proprietary polymers are, in turn, used to bring innovative products to market. While our expertise in polymer chemistry offers us several market opportunities, we are presently focused in two key areas: our bioscience and electro-optics products. We believe our bioscience products will help speed drug discovery and make personalized medicine a reality. Our electro-optics products have the potential to affect many aspects of the way we communicate, the way our computers function, and in some instances, our own personal security.

We were established in early 2000. From our inception through our public offering in July 2004, we were a subsidiary of Microvision, Inc. Through 2004, we concentrated primarily on the development of our technology and potential products, namely proprietary polymer materials and products based on these materials for two primary markets: bioscience and electro-optics.

Markets and Products

We are developing proprietary polymer materials and products based on these materials for two primary markets: bioscience and electro-optics (including wireless applications).

Bioscience

We are developing disposable biochips fabricated for both protein and DNA analysis and a Surface Plasmon Resonance (“SPR”) biosensor designed to enable detection and analysis of possible drug candidates that target protein molecules, biomarker discovery and protein pathway elucidation. SPR is an advanced optical technology that measures changes in refractive index caused by the binding of molecules to a reflective surface. SPR is currently the most advanced technology for analyzing the functionality of proteins and their roles in disease in real time, and most importantly, for assessing their suitability as targets for drugs. SPR provides a means not only of identifying these interactions but also employs them in very sensitive, label free biochemical assays.

NanoCaptureTM Arrays. NanoCaptureTM Arrays are biochips with a hydrophobic coating surrounding the microwells. This proprietary polymer coating effectively isolates the DNA samples and protects against cross-contamination between wells. Applied in very thin layers, our proprietary polymer technology provides a cost effective alternative to TeflonTM, while providing additional utility through the ability to isolate and contain extremely small sample sizes for testing. This allows for the production of biochips that can hold a large number of samples, providing high throughput with minimal sample volumes. In 2005, we acquired exclusive rights within our markets to Helix Biopharma’s Heterodimer Protein Technology (“HPT”). Our NanoCapture™ HPT Arrays, which combine Helix’s HPT technology and our proprietary nanosurface modification chemistry, will, for the first time, allow researchers to consistently utilize existing DNA arrays to produce protein arrays that accurately mimic the native living cell environment of the body. This provides added value, because our competitors’ products currently available denature the protein by causing it to unfold so that some of its original properties are diminished or eliminated.

Proteomic ProcessorTM. We are developing a high-throughput, label-free detection platform consisting of our Proteomic ProcessorTM and NanoCapture™ and NanoCapture-HPT™Array technology. The Proteomic ProcessorTM tool reads our high density micro arrays in real-time, without the use of molecular labels. By combining these technologies, researchers will be able to more rapidly isolate, compile and process large amounts of data at high-speeds to accelerate proteomic research. The traditional commercial markets - e.g., large pharmaceutical companies and biotech companies - look to recognized research organizations and universities for development of core research methodologies. We are currently collaborating with world opinion leaders to develop the Proteomic ProcessorTM to its full commercial potential along with the biochips that will support the resultant applications, establishing the viability and validity of our products. Demonstrating the value of our products through these opinion leaders will, therefore, allow us to be in a stronger position when we approach these commercial markets. We will seek to collaborate with additional research centers and universities.

Our commercialization strategy is to place a number of pre-commercial devices with our collaboration partners and research institutions to generate data useful for external validation, to speed application development efforts and to strengthen the functionality of our upcoming commercial release. To date, our beta Proteomic ProcessorTM is installed at the Institute for Systems Biology, Harvard Medical School, the Medical University of South Carolina and Baylor University. We are currently implementing design and functional refinements into our next generation processor to support our commercial launch scheduled for January 2007.

Electro-Optics

We are developing a new generation of electro-optic modulators and other devices for optical networks and systems based on our proprietary polymer materials. The applications for these advanced materials include electro-optic components such as modulators and ring oscillators, polymer electronics such as high performance diodes and transistors, and optical interconnects for high speed (greater than 20 billion cycles per second) inter and intra semiconductor chip communication and ultra-high bandwidth wireless point-to-point communication systems.

Our polymer-based modulators can operate at speeds up to five times faster than existing inorganic crystal-based electro-optic modulators and are smaller, lighter and more energy efficient than electro-optic modulators using inorganic crystals. Our modulators, which operate at speeds up to 95 GHz, are currently being tested by potential customers in a number of industry applications, including defense contractors, governmental agencies and semiconductor companies. We are continuing development efforts to enhance the speed, efficiency and power requirements of electro-optic materials and devices to meet evolving customer requirements and applications.

We are also developing millimeter wave systems which could be used in wireless communication systems applications and in security related applications. We recently conducted successful tests on our millimeter wave wireless bridge 94 GHz system, transmitting 10 Gbps at 94 GHz, through the use of Gigabit Ethernet and other standard protocols; a multi-band prototype system is planned for release in late 2006. Potential customers for these systems include various telecommunications and broadcasting companies as well as defense and security agencies.

Government Research Applications

In addition to our polymer based electro-optic products in development for commercial markets, we develop customized products on a contract basis for U.S. government agencies and government subcontractors, including high performance electro-optic modulators currently unavailable in the commercial market. Historically, substantially all of our electro-optics segment revenue has been generated from cost plus fixed fee development contracts with several United States government agencies or with government contractors, primarily to develop specialized electro-optic polymer materials and devices. These development contracts provide us with revenues, help fund our research and development efforts and provide access to certain technological resources of the government and government subcontractors.

We recently announced that the Defense Advanced Research Projects Agency (“DARPA”) awarded us a 30 month, $3.45 million contract which, based on the achievements of certain milestones, will be followed by a $2.43 million contract for a total of $5.9 million. The scope of the 30 month multi-phase project, which can be shortened with acceleration of deliverables, involves developing materials with unprecedented electro-optic coefficients, with qualified thermal and photo-stability and processing them into devices. The combination of reduced drive voltage and optical loss will enable defense applications such as terrestrial and satellite RF photonic links and phased array radar that are impractical with currently available optical modulator technologies.

We are currently working on a government contract to produce polymer-based modulators for use in defense communications and detection systems and phased array radar. Funding for this contract totals $1 million in 2006. We are also near the end of phase one of a contract totaling $411,000 from Pennsylvania State University Electro-Optics Center to develop polymer based electro-optic modulators for the detection of millimeter waves. Backlog on our governmental contracts at September 30, 2006 totaled $2.7 million, including the initial phase of the DARPA contract award.

We plan to continue expanding our relationships with governmental funding agencies to further the development of our electro-optic materials and products, which are applicable to large governmental and commercial markets and to develop new funding channels for biotechnology disposables and detection tools from agencies such as the National Institutes of Health and the National Science Foundation.

Our Strategy

Our objective is to be a leading provider of products based on our proprietary technology and know-how in nanotechnology-based polymer materials. We are currently targeting the markets for bioscience and electro-optic devices and systems. We are also developing customized polymer-based applications for government agencies. Our business strategy has the following components:

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Use our nanotechnology-based polymer materials technology to establish an initial portfolio of successful products. We are presently developing polymer-enhanced commercial products and applications for bioscience and electro-optic markets to achieve a broad customer base and multiple revenue sources. We also intend to continue to develop and provide polymer-based products for government applications which help fund our research and development efforts and open up potentially large government markets for our products.

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Continue to develop proprietary intellectual property. We plan to advance our core competence in polymer materials technology by continuing to develop proprietary materials, processes, designs and devices. We also plan to protect our technology by filing additional patent applications where appropriate, obtaining exclusive technology rights where available and taking other appropriate steps to secure and protect intellectual property.

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Minimize time to market. We intend to continue to streamline our development process and design, test and fabricate nanotechnology-based polymer materials and polymer-enabled devices in our facilities. We believe our efforts to vertically integrate our development process will allow us to develop products more quickly to satisfy customer demands and take advantage of emerging market opportunities.

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Pursue scientific and commercial collaborative relationships. Because we recognize that our products and technologies propose new, disruptive methods, we will continue to seek relationships and partnerships with world opinion leaders in their respective fields. Doing so, we believe, will allow our products and technologies to be validated by these respected leaders. We also believe these partnerships will provide valuable introductions to the commercial markets we seek to penetrate.

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Leverage government contracts for technology advantage. We plan to continue to pursue government contracts to stay at the forefront of polymer materials technology advances. We believe the expertise we gain from government contract work will expand our proprietary knowledge, which we can use to develop products for commercial applications.

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Maintain and broaden our relationships with leading research facilities and personnel. Our relationships with academic institutions and their personnel have been critical to building our technology portfolio and our polymer materials expertise. We intend to continue to cultivate these types of relationships to access novel technologies and achieve competitive advantages.

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Develop a multi-channel sales and marketing organization. We intend to build a sales and marketing organization dedicated to developing customers and multiple distribution channels for our products. We plan to aggressively pursue sales of our potential products through the use of industry-specific sales representation organizations, such as electro-optic and wireless component distributors. In addition, we plan to target market leaders as initial customers and to leverage relationships with these market leaders to obtain future contracts and sales references.

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Expand our testing and manufacturing facilities. We plan to expand our state-of-the-art development, testing and manufacturing facilities, including the expansion of clean room facilities to support our growth.

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Pursue opportunistic acquisitions. We intend to pursue acquisitions of complementary technologies and businesses to increase our intellectual property portfolio, expand our product offerings and enlarge and diversify our customer base.

Our Collaborative Relationships

External collaborations are an important aspect of our strategic plan for product and application development, validation and marketplace introductions. We have relationships with the following partners:

University of Washington. We collaborate actively with the University of Washington (the “UW”), a leading research institution, to conduct research and development in the field of optical materials technology. We have an exclusive licensing agreement with the UW covering rights to intellectual property relating to electro-optic polymers and related organic materials and processes in the following fields of use:

•	Optical networks for voice, data and related telecommunications communications;

•	Optical computing applications and holographic optical memory systems;

•	Beam steering, control and scanning; and

•	Commercial and defense radar, guidance and sensing systems.

This UW research has resulted in 6 U.S. patent applications that are subject to our licensing agreement with the UW.

Additional University Consultants. We also have arrangements with various individual consultants who are experts in the field of polymers, including professors at the University of Colorado at Boulder, the University of Southern California, the University of California, Los Angeles and the Georgia Institute of Technology (“Georgia Tech”). The Georgia Tech professors are also principals of Arizona Microsystems (“AZM”), a company specializing in the research and development of electro-optic polymeric materials and fabrication processes. We have a licensing agreement with AZM which gives us exclusive rights to seven patents in the field of electro-optic polymers.

Helix Biopharma/Sensium. We have a licensing agreement with Sensium Technologies, Inc., a subsidiary of Helix BioPharma Corporation, which gives us an exclusive worldwide royalty bearing license in our field of business to a number of patents and the related technology for use in our NanoCapture™ Arrays.

Institute for Systems Biology. We participate in a collaborative agreement with the Institute for Systems Biology in the development of a high-throughput, label-free detection platform designed to revolutionize proteomics research and to accelerate the path to market for our Proteomic ProcessorTM and related consumables.

Harvard Medical School. We participate in a collaborative agreement with Harvard Medical School (HMS) and the Harvard Institute of Proteomics, a division of HMS to develop a next generation silicon chip substrate that combines our NanoCapture™ technology with HMS's NAPPA™ methodology (nucleic acid programmable protein arrays). The resultant 10,000-spot very high density protein arrays are expected to significantly increase the speed of drug discovery and life science research.

Medical University of South Carolina. We participate in a collaborative agreement with the Medical University of South Carolina (“MUSC”) to co-develop a new protein chip, based on our NanoCapture™ HPT technology, which is expected to accelerate MUSC’s research in mitochondrial biology to the forefront of the drug toxicology screening arena and to address the growing drug discovery and toxicology markets.

Our Corporate Information

Lumera was founded in 2000 as a Washington corporation and reincorporated in 2004 under the laws of the state of Delaware. From our inception, we were a consolidated subsidiary of Microvision, Inc. until the completion of our initial public offering in July 2004. We have no collaborative relationship with Microvision that pertains to research and development, manufacturing, or intellectual property. Our principal executive office is located at 19910 North Creek Parkway, Bothell, Washington 98011, and our telephone number is (425) 415-6900. Our website address is www.lumera.com. The information found on our website is not, however, a part of this prospectus.

In this prospectus, references to the “company,” “Lumera,” “we,” “us” and “our” are to Lumera Corporation, a Delaware corporation, unless the context requires otherwise.

We have pending trademark applications for “PROTEOMICPROCESSOR,” “ACTIVECORE GUIDE” and “NANOCAPTURE”, and “LUMERA” is our registered trademark. This prospectus also includes trademarks, trade names and service marks of other companies. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties.

RISK FACTORS

Investing in our common stock is risky. In addition to the other information in this prospectus, you should consider carefully the following risk factors in evaluating us and our business. If any of the events described in the following risk factors were to occur, our business, financial condition or results of operations likely would suffer. In that event, the trading price of our common stock could decline, and you could lose all or a part of your investment.

We have incurred substantial operating losses since our inception and will continue to incur substantial operating losses for the foreseeable future.

Since our inception, we have been engaged primarily in the research and development of our polymer materials technologies and potential products. As a result of these activities, we incurred net losses of $38.2 million from inception through December 31, 2004, $10.5 million for the twelve months ended December 31, 2005, and $9.0 million for the nine months ended September 30, 2006. We anticipate that we will continue to incur operating losses through at least 2007. We had an accumulated deficit of $57,692,000 as of September 30, 2006.

We may not be able to generate significant additional revenue either through development contracts from the U.S. government or government subcontractors or through customer contracts for our potential products or technologies. We expect to continue to make significant operating and capital expenditures for research and development and to improve and expand production, sales, marketing and administrative systems and processes. As a result, we will need to generate significant additional revenue to achieve profitability.

We are subject to the risks frequently experienced by early stage companies.

The likelihood of our success must be considered in light of the risks frequently encountered by early stage companies, especially those formed to develop and market new technologies. These risks include our potential inability to:

•	establish product sales and marketing capabilities;

•	establish and maintain markets for our potential products;

•	identify, attract, retain and motivate qualified personnel;

•	continue to develop and upgrade our technologies to keep pace with changes in technology and the growth of markets using polymer materials;

•	develop expanded product production facilities and outside contractor relationships;

•	maintain our reputation and build trust with customers;

•	improve existing and implement new transaction-processing, operational and financial systems;

•	scale up from small pilot or prototype quantities to large quantities of product on a consistent basis;

•	contract for or develop the internal skills needed to master large volume production of our products; and

•	fund the capital expenditures required to develop volume production due to the limits of our available financial resources.

We are entering new markets, and if we fail to accurately predict growth in these new markets, we may suffer substantial losses.

We are devoting significant resources to the development of products and the support of marketing and sales efforts in new markets, such as the disposable biochip and broader proteomics markets. We expect to continue to seek to identify and develop products for new markets. New markets change rapidly and we cannot assure you that they will grow or that we will be able to accurately forecast market demand, or lack thereof, in time to respond appropriately. Our investment of resources to develop products for these markets may either be insufficient to meet actual demand or result in expenses that are excessive in light of actual sales volumes. Failure to predict growth and demand accurately in new markets may cause us to suffer substantial losses. In addition, as we enter new markets, there is a significant risk that:

•	the market may not accept the price and/or performance of our products;

•	there may be issued patents we are not aware of that could block our entry into the market or result in excessive litigation; and

•	the time required for us to achieve market acceptance of our products may exceed our capital resources, which would require additional investment.

The establishment and maintenance of original equipment manufacturer and other collaborative relationships is critical to the success of our business.

We expect to sell many of our products directly to research laboratories and commercial customers or through potential industry partners. For example, we expect to offer disposable bio-chips to research labs and customers who will use them in DNA analysis and protein discovery. Our ability to generate revenues depends significantly on the extent to which potential customers and other potential industry partners develop, promote and sell systems that incorporate our products. Any failure by potential customers and other potential industry partners to successfully develop and market systems that incorporate our products could adversely affect our sales. The extent to which potential customers and other industry partners develop, promote and sell systems incorporating our products is based on a number of factors that are largely beyond our ability to control.

Our future growth will suffer if we do not achieve sufficient market acceptance of our products.

We are developing nanotechnology-enabled polymer-based products. We do not know when a market for these products will develop, if at all. Our success depends, in part, upon our ability to gain market acceptance of our products. To be accepted, our products must meet the technical and performance requirements of our potential customers. The biochip markets are evolving rapidly and involve many competitors and competing technologies, and the optical communications industry is currently fragmented with many competitors developing different technologies. We expect that only a few of these technologies will ultimately gain market acceptance. Products based on polymer materials may not be accepted by OEMs and systems integrators of optical communications networks. In addition, even if we achieve some degree of market acceptance for our potential products in one industry, we may not achieve market acceptance in other industries for which we are developing products. If the markets we are targeting fail to accept polymer-based products or determine that other products are superior, we may not be able to achieve market acceptance of our products.

All of our current products are either in the development stage or are being tested by potential customers. We cannot assure you that these customer tests will be successful or that they will result in actual material sales of our products.

Achieving market acceptance for our products will require marketing efforts and the expenditure of financial and other resources to create product awareness and demand by customers. We may be unable to offer products that compete effectively due to our limited resources and operating history. Also, certain large corporations may be predisposed against doing business with a company of our limited size and operating history. Failure to achieve broad acceptance of our products by customers and to compete effectively would harm our operating results.

Successful commercialization of our current and future products will require us to maintain a high level of technical expertise.

Technology in our target markets is undergoing rapid change. To succeed in our target markets, we will have to establish and maintain a leadership position in the technology supporting those markets. Accordingly, our success will depend on our ability to:

•	accurately predict the needs of our target customers and develop, in a timely manner, the technology required to support those needs;

•	provide products that are not only technologically sophisticated but are also available at a price acceptable to customers and competitive with comparable products;

•	establish and effectively defend our intellectual property; and

•	enter into relationships with other companies that have developed complementary technology into which our products may be integrated.

We cannot assure you that we will be able to achieve any of these objectives.

Many of our products will have long sales cycles, which may cause us to expend resources without an acceptable financial return and which makes it difficult to plan our expenses and forecast our revenues.

Many of our products will have long sales cycles that involve numerous steps, including initial customer contacts, specification writing, engineering design, prototype fabrication, pilot testing, regulatory approvals (if needed), sales and marketing and commercial manufacture. During this time, we may expend substantial financial resources and management time and effort without any assurance that product sales will result. The anticipated long sales cycle for some of our products makes it difficult to predict the quarter in which sales may occur. Delays in sales may cause us to expend resources without an acceptable financial return and make it difficult to plan expenses and forecast revenues.

We may require additional capital to continue to fund our operations. If we do not obtain additional capital, we may be required to substantially limit our operations.

Our business does not presently generate the cash needed to finance our current and anticipated operations. Based on our current operating plan and budgeted cash requirements, we believe that we will be able to fund our operations at least through 2008. We will require additional capital to continue to fund our operations in future periods. We expect that we will need to seek additional funding through public or private financings, including equity financings, and through other arrangements, including collaborative arrangements. Poor financial results, unanticipated expenses or unanticipated opportunities could require additional financing sooner than we expect. Such financing may be unavailable when we need it or may not be available on acceptable terms. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our existing stockholders may be reduced, and these securities may have rights superior to those of our common stock. If adequate funds are not available to satisfy either short-term or long-term capital requirements, or if planned revenues are not generated, we may be required to limit our operations substantially. These limitations of operations may include reductions in capital expenditures and reductions in staff and discretionary costs.

We currently rely heavily on a small number of development contracts with the U.S. Department of Defense and government contractors. The termination or non-renewal of one or more of these contracts could significantly reduce our revenue.

In 2005, 2004 and 2003, 95%, 99% and 99%, respectively, of our revenue was derived from performance on a limited number of development contracts with various agencies within the U.S. Department of Defense. Any significant disruption or deterioration of our relationships with the Department of Defense could significantly reduce our revenues. Our government programs must compete with programs managed by other contractors for limited amounts and uncertain levels of funding. The total amount and levels of funding are susceptible to significant fluctuations on a year-to-year basis. Our competitors frequently engage in efforts to expand their business relationships with the government and are likely to continue these efforts in the future. In addition, our development contracts with government agencies are subject to potential profit and cost limitations and standard provisions that allow the U.S. government to terminate such contracts at any time at its convenience. Termination of our development contracts, a shift in government spending to other programs in which we are not involved, or a reduction in government spending generally or defense spending specifically could severely harm our business. We intend to continue to compete for government contracts and we expect such contracts will be a significant percentage of our revenue for the foreseeable future.

Our development contracts with various agencies within the U.S. Department of Defense require ongoing compliance with applicable federal procurement regulations. Violations of these regulations can result in civil, criminal or administrative proceedings involving fines, compensatory and punitive damages, restitution and forfeitures, as well as suspensions or prohibitions from entering into such development contracts. Also, the reporting and appropriateness of costs and expenses under these development contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency, an agency of the U.S. Department of Defense. Any failure to comply with applicable government regulations could jeopardize our development contracts and otherwise harm our business.

Some of our products in development are directed at the telecommunications and networking markets, which continue to be subject to overcapacity and slow growth or decline.

We intend over the next several years to derive a substantial portion of our revenues from the sale of electro-optic devices to the telecommunications and networking markets. We have not yet made material sustainable commercial sales of these products, and developments that adversely affect the telecommunications or networking markets, including delays in traffic growth and changes in U.S. government regulation, could halt our efforts to generate revenue or cause revenue growth to be slower than anticipated from sales of electro-optic modulators and related products. Reduced spending and technology investment by telecommunications companies may make it more difficult for our products to gain market acceptance. Such companies may be less willing to purchase new technology such as ours or invest in new technology development when they have reduced capital expenditure budgets.

Our quarter-to-quarter performance may vary substantially, and this variance, as well as general market conditions, may cause our stock price to fluctuate greatly and potentially expose us to litigation.

Substantially all of our revenues to date have been generated from a limited number of development contracts with the U.S. government and government contractors. Our revenues have varied significantly based on when government contracts commence or end and whether they receive funding appropriations. Because we intend to expand into commercial sales of our potential products, we are unable to accurately estimate future quarterly revenue and operating expenses based on historical performance. Our quarterly operating results may vary significantly based on many factors, including:

•	reductions or delays in funding of development programs involving new polymer materials technologies by the U.S. government;

•	additions of new customers;

•	fluctuating demand for our potential products and technologies;

•	announcements or implementation by our competitors of technological innovations or new products;

•	the status of particular development programs and the timing of performance under specific development agreements;

•	timing and amounts relating to the expansion of our operations; and

•	costs related to possible future acquisitions of technologies or businesses.

Our current and future expense estimates are based, in large part, on estimates of future revenue, which is difficult to predict. We expect to continue to make significant operating and capital expenditures in the area of research and development and to invest in and expand production, sales, marketing and administrative systems and processes. We may be unable to, or may elect not to, adjust spending quickly enough to offset any unexpected revenue shortfall. If our increased expenses are not accompanied by increased revenue in the same quarter, our quarterly operating results would be harmed.

In one or more future quarters, our results of operations may fall below the expectations of investors and the trading price of our common stock may decline as a consequence. We believe that quarter-to-quarter comparisons of our operating results will not be a good indication of our future performance and should not be relied upon to predict the future performance of our stock price. In the past, companies that have experienced volatility in the market price of their stock have often been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

We cannot predict the pace of marketable products we may generate, and any inability to generate a sufficient number of marketable products would reduce our revenues and harm our business.

Our future revenues and profitability are dependent upon our ability to create marketable products, whether through our own research and development efforts or through collaborations with customers or industry partners. Because of the inherently uncertain nature of research and development activities, we cannot predict the pace of new product introductions. We must undertake additional research and development before we are able to develop additional products for commercial sale. Product development delays by us or potential product development partners, or the inability to enter into relationships with these potential partners, may delay or prevent us from introducing products for commercial sale. In addition, our product candidates may not result in products having the commercial potential we anticipate. Any of these factors could reduce our potential commercial sales and lead to inability to generate revenue and attain profitability.

The failure to compete successfully could harm our business.

We expect to face competitive pressures from a variety of companies in each of our target markets. Some of our present and potential competitors have or may have substantially greater research and product development capabilities, financial, scientific, marketing, manufacturing and human resources, name recognition and experience than we have. As a result, these competitors may:

•	succeed in developing products that are equal to or superior to our potential products or that will achieve greater market acceptance than our potential products;

•	devote greater resources to developing, marketing or selling their products;

•	respond more quickly to new or emerging technologies or scientific advances and changes in customer requirements, which could render our technologies or potential products obsolete;

•	introduce products that make the continued development of our potential products uneconomical;

•	obtain patents that block or otherwise inhibit our ability to develop and commercialize our potential products;

•	withstand price competition more successfully than we can;

•	establish cooperative relationships among themselves or with third parties that enhance their ability to address the needs of our prospective customers; and

•	take advantage of acquisitions or other opportunities more readily than we can.

The failure to compete successfully against these existing or future competitors could harm our business.

We may be unable to establish sales and marketing capabilities necessary to successfully commercialize our potential products.

We currently have limited sales and marketing capabilities. To date, we have relied on sales and marketing leadership from our Chief Executive Officer, Mr. Mino and our Vice President of Sales and Marketing, Mr. Lykken. We will need to either hire more sales personnel with expertise in the markets we intend to address or contract with others to provide for sales support. Although our potential products are all based on our polymer materials technology, the potential products themselves address different markets and can be offered through multiple sales channels. Addressing each market effectively will require sales and marketing resources tailored to the particular market and to the sales channels that we choose to employ. In addition, the markets in which we operate are highly complex and technical; we may not have adequate expertise to adequately market our products. We may be unable to establish marketing and sales capabilities necessary to commercialize and gain market acceptance for our potential products. Co-promotion or other marketing arrangements with others to commercialize products could significantly limit the revenues we derive from these products, and these parties may fail to commercialize such products successfully.

We may be unable to obtain effective intellectual property protection for our potential products and technology.

Our intellectual property, or any intellectual property that we have or may acquire, license or develop in the future, may not provide meaningful competitive advantages. Our patents and patent applications, including those we license, may be challenged by competitors, and the rights granted under such patents or patent applications may not provide meaningful proprietary protection. For example, we are aware of numerous patents held by third parties that relate to polymer materials, biochips and electro-optic devices. These patents could be used as a basis to challenge the validity or limit the scope of our patents or patent applications. A successful challenge to the validity or limitation of the scope of our patents or patent applications could limit our ability to commercialize our polymer materials technology and, consequently, reduce our revenues.

Moreover, competitors may infringe our patents or those that we license, or successfully avoid these patents through design innovation. To combat infringement or unauthorized use, we may need to resort to litigation, which can be expensive and time-consuming and may not succeed in protecting our proprietary rights. In addition, in an infringement proceeding a court may decide that our patents or other intellectual property rights are not valid or are unenforceable, or may refuse to stop the other party from using the intellectual property at issue on the ground that it is non-infringing. Policing unauthorized use of our intellectual property is difficult and expensive, and we may not be able to, or have the resources to, prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect these rights as fully as the laws of the United States.

We also rely on the law of trade secrets to protect unpatented technology and know-how. We try to protect this technology and know-how by limiting access to those employees, contractors and strategic partners with a need to know this information and by entering into confidentiality agreements with these parties. Any of these parties could breach the agreements and disclose our trade secrets or confidential information to our competitors, or these competitors might learn of the information in other ways. Disclosure of any trade secret not protected by a patent could materially harm our business.

We may be subject to patent infringement claims, which could result in substantial costs and liability and prevent us from commercializing our potential products.

Third parties may claim that our potential products or related technologies infringe their patents. Any patent infringement claims brought against us may cause us to incur significant expenses, divert the attention of our management and key personnel from other business concerns and, if successfully asserted against us, require us to pay substantial damages. In addition, as a result of a patent infringement suit, we may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a patent covering a third party’s intellectual property unless that party grants us rights to use its intellectual property. We may be unable to obtain these rights on terms acceptable to us, if at all. Even if we are able to obtain rights to a third party’s patented intellectual property, these rights may be non-exclusive, and therefore our competitors may obtain access to the same intellectual property. Ultimately, we may be unable to commercialize our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

If our potential products infringe the intellectual property rights of others, we may be required to indemnify customers for any damages they suffer. Third parties may assert infringement claims against our current or potential customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of these customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be unable to continue selling such products.

The technology we license from various third parties may be subject to government rights and retained rights of the originating research institution.

We license technology from the University of Washington and various other research institutions or companies. Many of our partners and licensors have obligations to government agencies or universities. Under their agreements, a government agency or university may obtain certain rights over the technology that we have developed and licensed, including the right to require that a compulsory license be granted to one or more third parties selected by the government agency.

In addition, our partners often retain certain rights under their licensing agreement with us, including the right to use the technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our partners limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.

The loss of our chief executive officer, or any inability to attract and retain additional personnel, could impair our ability to maintain or expand our business.

Our future success depends to a significant extent on the continued service of our key management personnel, particularly Thomas D. Mino, our chief executive officer. We do not maintain key person life insurance on any of our executive officers other than Mr. Mino and do not intend to purchase any in the future.

Our future success will also depend on our ability to attract, retain and motivate highly skilled personnel. In particular, we will need to hire a significant number of technical personnel. Competition for highly educated qualified personnel in the polymer as well as bio-tech industries is intense. If we fail to hire and retain a sufficient number of qualified engineering, sales and technical personnel, we will not be able to maintain or expand our business.

If we fail to develop and maintain the quality of our manufacturing processes, our operating results would be harmed.

The manufacture of our potential products is a multi-stage process that requires the use of high-quality materials and advanced manufacturing technologies. Also, polymer-related device development and manufacturing must occur in a highly controlled, clean environment to minimize particles and other yield-and quality-limiting contaminants. In spite of stringent quality controls, weaknesses in process control or minute impurities in materials may cause a substantial percentage of a product in a lot to be defective. If we are not able to develop and continue to improve on our manufacturing processes or to maintain stringent quality controls, or if contamination problems arise, our operating results would be harmed.

If we decide to make commercial quantities of products at our facilities, we may be required to make significant capital expenditures to increase capacity or purchase wafers or components from contract manufacturers.

We lack the internal ability to manufacture products at a level beyond the stage of early commercial introduction. To the extent we do not have an outside vendor to manufacture our products, we will have to increase our internal production capacity and we will be required to expand our existing facilities or to lease or construct new facilities or to acquire entities with additional production capacities. These activities would require us to make significant capital investments and may require us to seek additional equity or debt financing. We cannot assure you that such financing would be available to us when needed on acceptable terms, or at all. If we are unable to expand internal production capacity on a timely basis to meet increases in demand, we could lose market opportunities for sales. Further, we cannot assure you that any increased demand for our potential products would continue for a sufficient period of time to recoup our capital investments associated with increasing our internal production capacity.

In addition, we do not have experience manufacturing our potential products in large quantities. In the event of significant demand for our potential products, large-scale production might prove more difficult or costly than we anticipate and lead to quality control issues and production delays.

We may not be able to manufacture products at competitive prices.

To date, we have produced limited quantities of products for research, development and demonstration purposes. The cost per unit for these products currently exceeds the price at which we could expect to profitably sell them. If we cannot substantially lower our cost of production as we move into sales of products in commercial quantities, our financial results will be harmed.

We conduct all of our operations at a single facility, and circumstances beyond our control may result in significant interruptions.

We conduct all of our research and development, internal manufacturing and management activities at a single facility in Bothell, Washington. A disaster such as a fire, flood, earthquake, volcanic eruption or severe storm at or near this facility could prevent us from further developing our technologies or manufacturing our potential products, which would harm our business.

We could be exposed to significant product liability claims that could be time-consuming and costly and impair our ability to obtain and maintain insurance coverage.

We may be subject to product liability claims if any of our potential products are alleged to be defective or harmful. Product liability claims or other claims related to our potential products, regardless of their outcome, could require us to spend significant time and money in litigation, divert our management’s time and attention from other business concerns, require us to pay significant damages, harm our reputation or hinder acceptance of our potential products. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially reasonable terms. Any inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could impair our ability to commercialize our potential products.

If we fail to effectively manage our growth, our business could suffer.

Failure to manage our growth could harm our business. To date, substantially all of our activities and resources have been directed at the research and development of our technology and development of potential products. The transition from research and development to a vendor of products will require effective planning and management. In addition, future expansion will be expensive and will likely strain our management and other resources.

In order to effectively manage growth, we must:

•	continue to develop an effective planning and management process to implement our business strategy;

•	hire, train and integrate new personnel in all areas of our business; and

•	expand our facilities and increase our capital investments.

We cannot assure you that we will be able to accomplish these tasks effectively or otherwise effectively manage our growth.

We are subject to regulatory compliance related to our operations.

We are subject to various U.S. governmental regulations related to occupational safety and health, labor and business practices. Failure to comply with current or future regulations could result in the imposition of substantial fines, suspension of production, alterations of our production processes, cessation of operations, or other actions, which could harm our business.

We may be unable to export our potential products or technology to other countries, convey information about our technology to citizens of other countries or sell certain products commercially, if the products or technology are subject to United States export or other regulations.

We are developing certain polymer-based products that we believe the United States government and other governments may be interested in using for military and information gathering or antiterrorism activities. United States government export regulations may restrict us from selling or exporting these potential products into other countries, exporting our technology to those countries, conveying information about our technology to citizens of other countries or selling these potential products to commercial customers. We may be unable to obtain export licenses for products or technology if necessary. We currently cannot assess whether national security concerns would affect our potential products and, if so, what procedures and policies we would have to adopt to comply with applicable existing or future regulations.

Our use of the name “Lumera” may result in infringement claims and other legal challenges, which could cause us to incur significant expenses, pay substantial damages and be prevented from using this name.

Our use of the name “Lumera” may result in infringement claims and other legal challenges, which could cause us to incur significant expenses, pay substantial damages and be prevented from using this name. In April 2004, we filed a trademark application with the U.S. Patent and Trademark Office to register the trademark “Lumera.” We are aware of a company that has also applied for a trademark for the name Lumera in connection with PC-based electromechanical controls for use in the control and operation of automation equipment. We may not receive approval of our trademark application for the name “Lumera,” and, even if the application is approved, the trademark may be challenged by third parties or invalidated. As a result of such infringement claims or challenges, we may incur significant expenses, pay substantial damages and be prevented from using the name “Lumera” unless we enter into royalty or license agreements. We may not be able to obtain royalty or license agreements on terms acceptable to us, if at all. Use of the name “Lumera” or similar names by third parties may also cause confusion to our clients and confusion in the market, which could decrease the value of our brand and harm our reputation.

We may incur liability arising from the use of hazardous materials.

Our business and our facilities are subject to a number of federal, state and local laws and regulations relating to the generation, handling, treatment, storage and disposal of certain toxic or hazardous materials and waste products that we use or generate in our operations. Many of these environmental laws and regulations subject current or previous owners or occupiers of land to liability for the costs of investigation, removal or remediation of hazardous materials. In addition, these laws and regulations typically impose liability regardless of whether the owner or occupier knew of, or was responsible for, the presence of any hazardous materials and regardless of whether the actions that led to the presence were taken in compliance with the law. In our business, we use hazardous materials that are stored on site. We use various chemicals in our manufacturing process which may be toxic and covered by various environmental controls. The waste created by use of these materials is transported off-site by an unaffiliated waste hauler. Many environmental laws and regulations require generators of waste to take remedial actions at an off-site disposal location even if the disposal was conducted lawfully. The requirements of these laws and regulations are complex, change frequently and could become more stringent in the future. Failure to comply with current or future environmental laws and regulations could result in the imposition of substantial fines, suspension of production, alteration of our production processes, cessation of operations or other actions, which could severely harm our business.

Acquisitions or investments may be unsuccessful and may divert our management’s attention and consume significant resources.

We may in the future acquire or make investments in other businesses as well as products and technologies to complement our current business. Any future acquisition or investment may require us to use significant amounts of cash, make potentially dilutive issuances of equity securities or incur debt. In addition, acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies and personnel of acquired businesses;

•	diversion of our management’s attention from other business concerns;

•	unavailability of favorable financing for future acquisitions;

•	potential loss of key employees of acquired businesses;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	responsibility for liabilities of acquired businesses;

•	inability to maintain our standards, controls, procedures and policies; and

•	increased fixed costs.

Our plan to develop relationships with strategic partners may not be successful.

As part of our business strategy, we have developed relationships and entered into agreements with strategic partners, such as with Helix BioPharma, the University of Washington and Arizona Microsystems, to conduct research and development of technologies and products. We expect to continue to evaluate similar opportunities. For these efforts to be successful, we must identify partners whose competencies complement ours. We must also successfully enter into agreements with them on terms attractive to us, and integrate and coordinate their resources and capabilities with our own. We may be unsuccessful in entering into agreements with acceptable partners or negotiating favorable terms in these agreements. Also, we may be unsuccessful in integrating the resources or capabilities of these partners. In addition, our strategic partners may prove difficult to work with or less skilled than we originally expected. If we are unsuccessful in our collaborative efforts, our ability to develop and market products could be severely limited.

As our business grows, if we need to establish global operations, we will be subject to various risks.

Many of the markets that we propose to address are global and may require us to conduct foreign operations, including the establishment of sales, manufacturing and possible research and development facilities in other countries. While the specific risks that will apply to these activities would depend on the circumstances, we could become subject to risks relating to foreign currency fluctuations, political and social unrest, local regulatory systems and varying standards for the protection of intellectual property. The existence of any of these risks will complicate our business and may lead to unexpected and adverse effects on our business. If we are required to conduct significant foreign operations, we will also need expertise in such operations, which we do not presently have.

Our limited operating history makes financial forecasting difficult for us and for others that may publish estimates of our future financial results.

As a result of our limited operating history, it is difficult to accurately forecast our revenue and results, including product sales and government contract revenue, cost of revenue, research and development expenses, marketing, general and administrative expenses and other financial and operating data. We have a limited amount of meaningful historical financial data upon which to base projected revenue or expenses. We base our current expense levels and estimates of future expense levels on our operating plans and estimates of future revenue, and our future expenses will be dependent in large part upon our future levels of product sales. Sales and results are difficult to forecast because we do not currently have any commercial customers, we are uncertain of the extent of orders for our products and the mix, volume and timing of any such orders, and we are uncertain of the receipt of and extent of performance under government contracts. As a result, we may be unable to make accurate financial forecasts of revenue or expenses. Financial analysts and others that may seek to project our future performance face similar difficulties. This inability to accurately forecast our revenue and expenses could cause our financial results to differ materially from any projected financial results and could cause a decline in the trading price of our common stock.

Risks Related to the Securities Market and this Offering

The market price of our shares may experience extreme price and volume fluctuations for reasons over which we have little control.

The trading price of our common stock has been, and is likely to continue to be, extremely volatile. Since our initial public offering in July 2004, the closing price of our common stock as reported on the Nasdaq Global Market has ranged from a high of $10.35 to a low of $1.45.  Our stock price could be subject to wide fluctuations in response to a variety of factors, including, but not limited to, the risks relating to an investment in our stock described above and the following:

•	new products or services offered by us or our competitors;

•	failure to meet any publicly announced revenue projections;

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by securities analysts;

•	announcements of significant acquisitions, product development milestones, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	issuances of debt or equity securities; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the Nasdaq Global Market and companies in our industry, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against such companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business.

Shares eligible for sale in the future could negatively affect our stock price.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock, including sales of shares as a result of this offering, or the perception that these sales could occur. This may also make it more difficult for us to raise funds through the issuance of debt or the sale of equity securities. As of November 14, 2006, we had outstanding 19,871,866 shares of common stock. Our unregistered securities may be sold in the future pursuant to registration statements filed with the SEC or without registration under the Securities Act, to the extent permitted by Rule 144 or other exemptions under the Securities Act.

As of November 14, 2006, there were an aggregate of 2,847,888 shares of common stock issuable upon exercise of outstanding stock options and warrants. We may issue additional shares in the future in connection with acquisitions, compensation or otherwise. We have not entered into any agreements or understanding regarding any future acquisitions not described herein and cannot ensure that we will be able to identify or complete any acquisition in the future.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. In some cases, you may identify forward-looking statements by words such as “may,” “should,” “plan,” “intend,” “potential,” “continue,” “believe,” “expect,” “predict,” “anticipate,” “estimate,” the negative of these words or other comparable words. These statements are only predictions. You should not place undue reliance on these forward-looking statements. Statements regarding the following subjects are forward-looking by their nature:

• our business strategy;

• our future operating results;

• our ability to obtain external financing;

• our understanding of our competition;

• industry and market trends;

• future capital expenditures; and

• the impact of technology on our products, operations and business.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, including those events and factors described by us in “Risk Factors,” not all of which are known to us. Neither we nor any other person assumes responsibility for the accuracy or completeness of these statements. We will update this prospectus only to the extent required under applicable securities laws. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

USE OF PROCEEDS

All net proceeds from the sale of the shares of common stock being offered hereby will go to the stockholders who offer and sell them. We will not receive any proceeds from this offering. We will receive approximately $3.5 million if the warrants issued to the selling stockholders are exercised in full and the purchase price is paid in cash. Proceeds of such exercise, if any, will be used for the continuing development and commercialization of our bioscience and electro-optic businesses, to fund our operating losses, and for general corporate and working capital purposes.

SELLING STOCKHOLDERS

The selling stockholders may sell up to 3,390,000 shares of our common stock pursuant to this prospectus, consisting of:

•	2,825,000 shares sold November 10, 2006 to various purchasers in a private placement under the terms of a securities purchase agreement dated as of November 7, 2006;

•	423,750 shares that may be issued under warrants issued to the purchasers in the above referenced private placement; and

•	141,250 shares that may be issued under a warrant issued to the placement agent in the above referenced private placement.

Robert W. Baird & Co. Incorporated, the placement agent for the November 2006 private placement describe above, received fees totaling $1,100,750, expense reimbursement of $51,000 and a warrant to purchase 141,250 shares of our common stock at an exercise price of $6.25 per share for acting as placement agent in connection with the sale of securities under the securities purchase agreement. The warrant issued to the placement agent is exercisable immediately for a seven-year term.

The warrants issued to the purchasers in the November 2006 private placement are currently exercisable for a five-year period from the date of issuance at an exercise price of $6.25 per share.

The selling stockholders may from time to time offer and sell pursuant to this prospectus the respective number of shares of our common stock as are set forth opposite their names in the table below. The following table sets forth the name of each selling stockholder and the following information, based on information they have provided to us as of November 14, 2006:

•	the number of shares of our common stock beneficially owned by such selling stockholder;

•	the maximum number of shares that may be offered for sale by such selling stockholder under this prospectus;

•	the number of shares beneficially owned by each selling stockholder, assuming all such shares are sold; and

•	the percentage of our outstanding common stock beneficially owned by such selling stockholder.

The selling stockholders may offer all, some or none of the common stock shown in the table. Because the selling stockholders may offer all or some portion of the common stock, we have assumed for purposes of completing the last two columns that all shares of common stock offered hereby will have been sold by the selling stockholders upon termination of sales pursuant to this prospectus. Beneficial ownership is determined by the rules of the SEC and includes voting or investment power over the securities. If a stockholder holds options or other securities that are exercisable or otherwise convertible into our common stock within 60 days of November 14, 2006, we treat the common stock underlying those securities as owned by that stockholder, and as outstanding shares when we calculate the stockholder’s percentage ownership of the common stock. However, we do not consider that common stock to be outstanding when we calculate the percentage ownership of any other stockholder. The percentage of ownership shown in the table is based on 19,871,866 shares of common stock issued and outstanding as of November 14, 2006.

Selling Stockholder	Shares Owned and Ownership Percentage Prior to Offering (1)		Shares Being Offered	Shares Owned And Ownership Percentage After Offering (1)
Capital Ventures International (2)	385,250	1.9%	385,250	0	*
Castlerigg Master Investments Ltd. (3)	189,750	*	189,750	0	*
Enable Growth Partners, LP (4)	782,000	3.9%	782,000	0	*
Enable Opportunity Partners, LP (5)	92,000	*	92,000	0	*
Highbridge International LLC (6)	189,750	*	189,750	0	*
Hudson Bay Fund LP (7)	378,120	1.9%	378,120	0	*
Hudson Bay Overseas Fund Ltd (8)	409,630	2.1%	409,630	0	*
Iroquois Master Fund Ltd. (9)	385,250	1.9%	385,250	0	*
Nite Capital LP (10)	57,500	*	57,500	0	*
Pierce Diversified Master Strategy Fund, LLC - ena (11)	46,000	*	46,000	0	*
Robert W. Baird & Co. (12)	141,250	*	141,250	0	*
Rockmore Investment Master Fund, Ltd. (13)	189,750	*	189,750	0	*
Tribeca Global Investments L.P. (14)	143,750	*	143,750	0	*

(1) Assumes that all of the shares being held by the selling stockholders and being offered under this prospectus are sold and that the selling stockholders acquire no additional shares of common stock before the completion of this offering.

(2) Includes 50,250 shares issuable upon exercise of common stock purchase warrants. The stockholder is or may be an affiliate of a registered broker-dealer. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly, with any person to distribute the securities. Heights Capital Management, Inc., the authorized agent of Capital Ventures International ("CVI"), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI.  Mr. Kobinger disclaims any such beneficial ownership of the shares.

(3) Includes 24,750 shares issuable upon exercise of common stock purchase warrants. Sandell Asset Management Corp. ("SAMC") is the investment manager of Castlerigg Master Investments Ltd. ("Master"). Thomas Sandell is the controlling person of SAMC and may be deemed to share beneficial ownership of the shares beneficially owned by Master. Castlerigg International Ltd. ("Castlerigg International") is the controlling shareholder of Castlerigg International Holdings Limited ("Holdings"). Holdings is the controlling shareholder of Master. Each of Holdings and Castlerigg International may be deemed to share beneficial ownership of the shares beneficially owned by Castlerigg Master Investments. SAMC, Mr. Sandell, Holdings and Castlerigg International each disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is described.

(4) Includes 102,000 shares issuable upon exercise of common stock purchase warrants. The stockholder is or may be an affiliate of a registered broker-dealer. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly, with any person to distribute the securities. Enable Capital Management, LLC is the manager of Enable Growth Partners, LP and has voting control and investment discretion over the securities held by the same. Mitch Levine is the Managing Member of Enable Capital Management LLC and, as such, has voting control and investment discretion over the securities held by Enable Growth Partners, LP. Each of Enable Capital Management, LLC and Mitch Levine disclaims beneficial ownership of the securities held by Enable Growth Partners, LP.

(5) Includes 12,000 shares issuable upon exercise of common stock purchase warrants. The stockholder is or may be an affiliate of a registered broker-dealer. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly, with any person to distribute the securities. Enable Capital Management, LLC is the manager of Enable Opportunity Partners, LP and has voting control and investment discretion over the securities held by the same. Mitch Levine is the Managing Member of Enable Capital Management LLC and, as such,  has voting control and investment discretion over the securities held by Enable Opportunity Partners, LP. Each of Enable Capital Management, LLC and Mitch Levine disclaims beneficial ownership of the securities held by Enable Opportunity Partners, LP.

(6) Includes 24,750 shares issuable upon exercise of common stock purchase warrants. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims any beneficial ownership of the securities held by Highbridge International LLC.

(7) Includes 49,320 shares issuable upon exercise of common stock purchase warrants. The stockholder is or may be an affiliate of a registered broker-dealer. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly, with any person to distribute the securities. Yoav Roth and John Doscas, members of the management company for the selling shareholder, share voting and investment power over these securities. Both Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Fund LP.

(8) Includes 53,430 shares issuable upon exercise of common stock purchase warrants. The stockholder is or may be an affiliate of a registered broker-dealer. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly, with any person to distribute the securities. Yoav Roth and John Doscas, members of the management company for the selling shareholder, share voting and investment power over these securities.

(9) Includes 50,250 shares issuable upon exercise of common stock purchase warrants. Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of these securities.

(10) Includes 7,500 shares issuable upon exercise of common stock purchase warrants. Keith A. Goodman, Manager of the General Partner of Nite Capital, LP has voting control and investment discretion over securities held by Nite Capital, LP. Mr. Goodman disclaims beneficial ownership of the securities held by Nite Capital, LP.

(11) Includes 6,000 shares issuable upon exercise of common stock purchase warrants. The stockholder is or may be an affiliate of a registered broker-dealer. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly, with any person to distribute the securities. Enable Capital Management, LLC is the manager of Pierce Diversified Master Strategy Fund, LLC - ena and has voting control and investment discretion over the securities held by the same. Mitch Levine is the Managing Member of Enable Capital Management LLC and has voting control and investment discretion over the securities held by Pierce Diversified Master Strategy Fund, LLC - ena. Each of Enable Capital Management, LLC and Mitch Levine disclaim beneficial ownership of the securities held by Pierce Diversified Master Strategy Fund, LLC - ena.

(12) Includes 141,250 shares issuable upon exercise of common stock purchase warrants. The selling stockholder is a registered broker-dealer. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly, with any person to distribute the securities. Glen Hackmann, Paul Purcell and Len Rush, General Counsel and Secretary, President and Chief Executive Officer and Chief Financial Officer, respectively, share voting and investment power over these securities.

(13) Includes 24,750 shares issuable upon exercise of common stock purchase warrants. Rockmore Capital, LLC ("Rockmore Capital") and Rockmore Partners, LLC ("Rockmore Partners"), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda ("Rockmore Master Fund"). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share voting and investment control over the securities held by Rockmore Master Fund; however, Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such securities. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share voting and investment control over the shares of common stock held by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or investment power with respect to the securities as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or "group" (as that term is defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Rockmore Master Fund.

(14) Includes 18,750 shares issuable upon exercise of common stock purchase warrants. Voting or investment control is held by, among others, various employees of the investment advisor to Tribeca Global Investments L.P., including the relevant portfolio manager (currently Joanne Soja or Teresa McRoberts), together with the chief investment officer (currently Oliver Dobbs) and the investment committee of Tribeca Global Investments L.P. Each of these persons disclaims beneficial ownership of the subject securities.

(*) Less than one percent.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling stockholders gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholders under this prospectus.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders might be, and any broker-dealers that act in connection with the sale of securities will be, deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals will be deemed to be underwriting discounts or commissions under the Securities Act. Each selling stockholder has represented and warranted to the company that it does not have any agreement or understanding, directly or indirectly with any person to distribute shares.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Regulation M's prohibition on purchases may include purchases to cover short positions by the selling stockholders, and a selling stockholder's failure to cover a short position at a lender's request and subsequent purchases by the lender in the open market of shares to cover such short positions, may be deemed to constitute an inducement to buy shares, which is prohibited by Regulation M.

We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have advised the selling stockholders that if a particular offer of shares is to be made on terms constituting a material change from the information described under a final prospectus, then, to the extent required, a supplement to the final prospectus must be distributed setting forth the terms and related information as required.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility:

Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, DC 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facility and copying charges.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference in this prospectus the following documents filed by us with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005, including any amendment filed for the purpose of updating such Annual Report;

•
Our Quarterly Reports on Form 10-Q for each of the three months ended March 31, 2006, June 30, 2006 and September 30, 2006, including any amendments filed for the purpose of updating such Quarterly Reports;

•	A Proxy Statement for Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 10, 2006;

•
The description of our common stock contained in our registration statement on Form 8-A (File No. 000-50862) filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

•	Our Current Reports on Form 8-K filed with the SEC on July 17, 2006, November 1, 2006, November 8, 2006 and November 14, 2006.

Any statement made in a document incorporated by reference or deemed incorporated herein by reference is deemed to be modified or superseded for purposes of this prospectus if a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed incorporated by reference herein modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering; provided, however, that we are not incorporating any information furnished under any of Item 2.02 or Item 7.01 of any current report on Form 8-K.

Statements made in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all material respects by such reference.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Lumera Corporation
19910 North Creek Parkway
Bothell, Washington 98011
Attention: Investor Relations
(425) 415-6900

Copies of these filings are also available, without charge, on our Internet website at www.lumera.com as soon as reasonably practicable after they are filed electronically with the SEC.

LEGAL MATTERS

For the purpose of this offering, Ropes & Gray LLP, San Francisco, California, is giving its opinion on the validity of the shares.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.